Exhibit 99

Allegheny Energy Solutions, Inc.

BALANCE SHEET
Nine months ended
September 30,
2000
(Thousands of Dollars)

ASSETS
Property, Plant and Equipment, regulated operations	$ 54
Accumulated Depreciation	(2)
52
Investments in other assets:
Nonutility Investments	674

Current Assets:
Cash	460
Accounts Receivable:
Utility service	318
Other	2,094
Allowance for uncollectible accounts	(2,094)

Materials and supplies -at average cost:
Operating and construction	38
Prepaids	743
1,559

Deferred charges	10

Total Assets	$ 2,295

CAPITALIZATION AND LIABILITIES
Common stock	$ 1
Other paid-in capital	6,552
Retained Earnings	(5,035)
1,518

Current Liabilities:
Accounts Payable	77
Accounts Payable, to affiliates	266
Other	57
400

Deferred Credits and Other Liabilities:
Deferred Income Taxes	373
Other	4
377

Total Capitalization and Liabilities	$ 2,295